

Mail Stop 4561

August 15, 2008

Mr. Cornelius P. Holland, III
President and Chief Executive Officer
Southeastern Banking Corp
P.O. Box 455, 1010 Northway
Darien, Georgia 31305
Via Facsimile (912) 437-7205 and US Mail

> **Re: Southeastern Banking Corp (the "Company")**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed August 14, 2008**
> **File No. 000-32627**

Dear Mr. Holland:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting and disclosure controls and procedures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2007

Item 9A, Controls and Procedures

1. We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as

of the end of the fiscal year. Please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief